Exhibit 99.1

Aphria Unequivocally Stands Behind its LATAM Operations

  Assets Well Positioned to Create Substantial Value for Shareholders
  Executive Management Demonstrates Belief in Company Through $3.1M Acquisition of Shares on December 3, 2018

LEAMINGTON, ON, Dec. 4, 2018 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA and NYSE: APHA) today provides the following update on its Latin American operations, including its previously completed LATAM acquisition of LATAM Holdings Inc. consisting of licenses and other assets and related businesses in Colombia, Argentina and Jamaica and a right of first offer and refusal in respect of Brazil (collectively, the "Transaction"), which closed on September 27, 2018.

Vic Neufeld, Aphria's Chief Executive Officer, said, "Since closing this important strategic acquisition in September, we have made considerable progress supporting and building out our operations on the ground in Latin America and the Caribbean. We have nearly 100 employees across the region dedicated to advancing the Company's business interests, including cultivation, processing, research and development, partnerships and continued expansion. International operations are a core component to our proven growth strategy and we are working to integrate and enhance operations and product channels throughout Latin America to position them for sustainable, long-term shareholder value creation."

Background: LATAM Holdings Acquisition

Aphria is committed to good corporate governance and transparency.  The LATAM acquisition was a transaction negotiated at arms' length between two publicly traded companies each of which retained professional financial advisors (one of which provided a formal valuation of the acquired assets).  Aphria and SOL Global Investments Corp. (formerly Scythian Biosciences Corp.) ("SOL") are not "sister" companies and were not "sister" companies at the time the Transaction was agreed to between the parties.

In connection with the Transaction, the Company notes, among other things, the following:

  The Board of Directors of Aphria received financial advice and a fairness opinion from Cormark Securities Inc., the Company's independent and qualified financial advisor, that the consideration to be offered by Aphria in respect of the transaction was fair, from a financial point of view, to Aphria.
  The Company believes that the purchase price paid under the Transaction was comparable with similar Latin America acquisitions by other large cap, Canadian licensed producers.
  The Transaction resulted in minimal dilution to Aphria shareholders (6.6% basic / 6.3% fully diluted).
  The Company retained leading transaction counsel in each jurisdiction who completed extensive legal due diligence on the assets, licenses and businesses in each jurisdiction.
  Representatives of Aphria travelled to Colombia, Argentina, Jamaica and Brazil to conduct due diligence regarding the assets to be acquired which included management meetings, site visits by senior management in each country and meetings with local authorized representatives.
  The Company entered into a negotiated share purchase agreement with SOL in connection with the Transaction which contained extensive representations, warranties, covenants, conditions and indemnities which survived the closing of the Transaction.
  In its press release announcing the transaction, the Company transparently disclosed that certain insiders of Aphria owned a de minimis amount of shares and warrants of SOL and that such insiders had disclosed such interests to the Board of Directors and recused themselves from the deliberations during which the Transaction was discussed and from voting on the resolution approving the Transaction.

Since the completion of the Transaction, the Company has successfully integrated the operations in each jurisdiction, and provides the following updates:

Colombia

  Aphria owns a 90% interest in Colcanna S.A.S. ("Colcanna"). Colcanna has received all required licenses for cultivation, processing, export, research and commercialization.
  Colcanna sits on 34 acres of highly fertile, predominately flat land, which is essential for the optimal cultivation of cannabis, including the greenhouse which sits on the acreage that recently housed mother plants.
  The Company has recently signed a Promissory Letter for the purchase of the additional 8 hectares of land immediately adjacent to existing property for expansion.
  Colcanna is licensed to cultivate psychoactive and non-psychoactive cannabis. The licenses held by Colcanna also permit cultivation, export, research and processing.
  Colcanna was also granted by the Colombian Agricultural Institute, on October 30, 2018 a characterization permit pursuant to Resolution No. 35244 and No. 35245 allowing the company to assess seeds and initiated a pilot test of its strains prior to full scale cultivation.
  Greenhouses are planned for more than 20 acres of the property, with 6 harvests expected per year.
  Colcanna is expected to achieve an initial annualized production of 30,000 kg, growing to up to 50,000 kgs, suitable for supplying the country and the region with high-quality medical cannabis.
  There are 48 employees in Columbia, dedicated to cultivation and advancing business interests.

Jamaica

  Marigold is fully operational with:
    An issued Tier 3 license to cultivate more than five acres of land with cannabis for medical, scientific and therapeutic purposes;
    An issued Research and Development License;
    A conditional Tier 2 license to process cannabis for medical, scientific and therapeutic purposes, including the manufacturing of cannabis-based products, in a space of over 200 square meters;
    A conditional herb house retail license to sell cannabis products for medical, scientific and therapeutic purposes, with a space for immediate consumption by consumers, including tourists; and
    A conditional therapeutic retail license to provide therapeutic or spa services utilizing cannabis products.
  Marigold's cultivation farm is operational and has harvested approximately 2,500 kg of cannabis to date.
  The Company has taken possession of 10 acres of land at Block B, Lot 2, part of Bernard Lodge, St. Catherine, from the Sugar Company of Jamaica in anticipation of expanding its cultivation as demand dictates.
  Two Herb House locations, the first in Kingston, namely the Sensi Medical Cannabis House, and the second, Portmore, are expected to open in January 2019, additional locations are currently planned for other high demand regions of Jamaica.
  Jamaica boasts 22 employees dedicated to the cultivation, processing and operations of the facility and maintenance of the corporate brand.

Argentina

  Aphria's subsidiary in Argentina, ABP, is a well-established and successful pharmaceutical import and distribution company.
  ABP is championing the research and clinical study of medical cannabis, including through its partnership with Hospital de Pediatria Garrahan, one of the most recognized and credible medical institutions in South America.
  In October 2018, ABP delivered 1,500 bottles of Aphria's renowned Rideau CBD oil, which were provided to Hospital de Pediatria Garrahan for use in a clinical study focused on treating refractory epilepsy in children. The clinical study, which involves 100 patients and will be conducted over 2.5 years, will be one of the foundational global scientific and medical studies of its kind focused on treating refractory epilepsy in children.
  In order to undergo its ISO 9001 inspection on October 25, 2018, ABP engaged in a retrofit of the building in October 2018.
  Aphria and ABP, in close partnership with the Argentinean government, continue to advance opportunities for medical cannabis in the country, including the potential for in-country cultivation.
  APB operates a pharmaceutical distribution warehouse and retail pharmacy and distributes to an extensive network of pharmacies, distributors, government clinics and hospitals throughout Argentina.
  ABP also holds agreements with the Top 20 health insurance companies, a strategic advantage in reaching patients accessing Argentina's free public healthcare system.

"Aphria has developed and launched a comprehensive suite of brands, built a roster of strategic partners and continues to focus on research, innovation and product development in Canada and internationally. Aphria has experienced tremendous growth and will continue to lead the evolution of the industry in the years to come. It is the commitment of our incredible team and partners that has gotten us to where we are today, making Aphria a global cannabis success story," added Mr. Neufeld.

"Yesterday, I, along with other members of our Executive Management team, stepped up to demonstrate our confidence in the Company's business plan, growth strategy, integrity and value of the assets by personally investing more than $3.1 million in Aphria's common shares," concluded Mr. Neufeld.

We Have A Good Thing Growing

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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For further information: For media inquiries please contact: Tamara Macgregor, Vice President, Communications, Aphria, tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: John Sadler, Vice President, Investor Relations, john.sadler@aphria.com, 416-315-0600

CO: Aphria Inc.

CNW 08:21e 04-DEC-18